For the annual period ended January 31, 2004.
File number 811-08587
Jennison 20/20 Focus Fund
(formerly Prudential 20/20 Focus Fund)

SUB-ITEM 77D
Policies With Respect to Security Investment

Jennison 20/20 Focus Fund

_______________________________________________________________________

Supplement dated January 27, 2004
to the Prospectus and Statement of Additional Information dated March 31, 2003

The following information supercedes any contrary information contained in the Prospectus or in the statement of additional information (SAI), in particular, the section of the Prospectus entitled "How to Buy, Sell and Exchange Shares of the Fund(s)," and the section of the SAI entitled "Purchase, Redemption and Pricing of Fund Shares :"

	Effective February 2, 2004, Class C shares purchased on or after February 2, 2004 will not be subject to an initial sales charge. Effective February 2, 2004 Class C shares purchased on or after February 2, 2004 will be subject to a contingent deferred sales charge (CDSC) for a period of 12 months from the date of purchase.

To reflect these changes, the section of the Prospectus entitled "Risk/Return Summary -- Fees and Expenses" is amended with the following:


	Shareholder Fees1 (paid directly from your investment)

Class C
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)
None
Maximum deferred sales charge (load) (as a percentage of the lower of original purchase price or sale proceeds)
1%4
Maximum sales charge (load) imposed on reinvested dividends and other distributions
None
Redemption fees
None
Exchange fee
None
	4The CDSC for Class C shares is 1% for shares redeemed within 12 months from the date of purchase.

To reflect these changes, the section of the Prospectus entitled "Risk/Return Summary -- Fees and Expenses -- Example" is amended with the following:

	This example will help you compare the fees and expenses of Class C shares of the Fund with the other share classes of the Fund and compare the cost of investing in Class C shares of the Fund with the cost of investing in other mutual funds.

	The example assumes that you invest $10,000 in the Fund's Class C shares for the time periods indicated and then sell all of your shares at the end of those periods. The example also assumes that your investment has a 5% return
each year and that the Fund's operating expenses   remain the same, except for
any contractual distribution and service (12b-1) fee waivers and overall expense limitations that may be in effect. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:



1 YR*
3 YRS
5 YRS
10 YRS
Class C
shares
$309 ($209)
$646
$1,108
$2,390

_______________
*Because Class C shares are subject to a contingent deferred sales charge
(CDSC) of 1% on shares sold within 12 months after purchase, the amount in parentheses represents your expenses on the same investment if you do not sell your shares during the first year after purchase. Because no CDSC applies after 12 months, there is no difference in expenses for shares whether or not they are sold after being held for three, five or ten years.






MF183C1